SodaStream Files Registration Statement for
Proposed Follow-on Public Offering

AIRPORT CITY, Israel – April 4, 2011 – SodaStream International Ltd. (NASDAQ: SODA) today announced that it has filed a registration statement with the Securities and Exchange Commission for a proposed follow-on public offering by SodaStream and certain selling shareholders of an aggregate of 5,000,000 ordinary shares, consisting of 1,200,000 ordinary shares to be issued and sold by SodaStream and 3,800,000 ordinary shares to be sold by certain selling shareholders.  In addition, the selling shareholders propose to grant to the underwriters a 30-day option to purchase up to 750,000 additional shares to cover any over-allotments.

The Company intends to use the net proceeds of this offering for general corporate purposes, which may include, among other things, acquisitions or investments in complementary companies, products or technologies, additions to working capital, capital expenditures and other investments. The Company will not receive any proceeds from the sale of shares by the selling shareholders.

J.P. Morgan Securities LLC and Deutsche Bank Securities Inc. are acting as joint bookrunning managers for the offering.  William Blair and Company, Oppenheimer and Co., Stifel Nicolaus Weisel and Roth Capital Partners are acting as co-managers.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

When available, a copy of the preliminary prospectus may be obtained from J.P. Morgan Securities LLC, via telephone at: (866) 803-9204 or by mail at c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717; or from Deutsche Bank Securities Inc., via telephone: (800) 503-4611, or standard mail at 100 Plaza One, Jersey City, New Jersey 07311, Attn: Prospectus Department.

About SodaStream
SodaStream manufactures home beverage carbonation systems, which enable consumers to easily transform ordinary tap water instantly into carbonated soft drinks and sparkling water.  Soda makers offer a highly differentiated and innovative solution to consumers of bottled and canned carbonated soft drinks and sparkling water.  The Company’s products are environmentally friendly, cost effective, promote health and wellness, and are customizable and fun to use.  In addition, the Company’s products offer convenience by eliminating the need to carry bottles home from the supermarket, to store bottles at home or to regularly dispose of empty bottles.  The Company’s products are available at more than 40,000 retail stores in 41 countries around the world.

SodaStream Contact:
Yonah Lloyd
Executive Director of Corporate Development and Communication
Phone:  +972-3-976-2462
yonahl@sodastream.com